Wound Management Technologies, Inc.
777 Main Street-Suite 3100
Fort Worth, Texas 76102
817-820-7080 Phone
817-820-7081 Fax

April 29, 2010

Kevin L. Vaughn, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3030
Sent via fax to 703-813-6985

Re: SEC comment letter dated March 11, 2010 on
Wound Management Technologies, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the quarter ended September 30, 2009
File No. 0-11808

Dear Mr. Vaughn:

In reference to your letter of March 11, 2010 we respectively submit the following responses to your comments:

Form 10-K for fiscal year ended December 31, 2008

Background, page 1

1.
We note your response to prior comment 2.  In future filings, please expand your proposed disclosure (i) to quantify or otherwise describe more fully the number of facilities with which you have provided evaluation products, (ii) to identify the use(s) to which the evaluation products were put in the cases where you received feedback on their use, and (iii) to clarify whether the only feedback you received was positive or whether you also received negative feedback.  If you also received negative feedback, please indicate the nature of the feedback.  Please also tell us how your proposed disclosure that you “have been conducting and publishing evidence-based clinical studies” is consistent with your disclosure on page 3 that “no clinical studies are currently planned.”

In our most recent Form 10K filing, we attempted to clarify our discussion of the types of studies and evaluations performed on the CellerateRX products. Based on the highly technical nature of the studies and related evaluations, specific results and uses of the information obtained from the studies should be reviewed and evaluated using all the data presented.  Therefore, on page 1 in the “Business” section of the document, we have referred anyone interested in the information to the CellerateRX website.  The complete evidence-based clinical studies are presented including the number of evaluations studied, the specific results obtained from each wound evaluation (including pictures) and the conclusions (positive or negative) reached by the physicians conducting the evaluations.

On page 5 of the document under “Federal Regulations and Changes in Reimbursement Policies” where we previously indicated “no clinical studies are currently planned,” we clarified the types of studies performed on the products and we stated that the studies were “available upon request.”

Note 1 – Nature of Operations and Significant Accounting Policies, page F-7 - Revenue Recognition, page F-7

2.
We note your response to prior comment 14.  However, it appears that you have only addressed one of the factors outlined in section 605-45 of the FASB Accounting Standards Codification.  Please provide us with your analysis of all of the factors outlined therein.  Discuss how you considered the complete analysis in concluding that recognition of revenue on the gross basis was appropriate.

In our most recent Form 10-K filing on page F-6, we documented the accounting policy for revenue recognition and explained that revenue was recorded, in accordance with the applicable ASC topic, as outlined below.

Revenue is recorded on the gross basis, which includes handling and shipping, because the Company has risks and rewards as a principal in the transaction based on the following:  (a) the Company maintains inventory of the product (b) the Company is responsible for order fulfillment and (c) the Company establishes the price for the product.

Note 4 – Related Party Transactions, page F-11

3.
We note your disclosure on page 4 and in your response to prior comment 6 regarding your use of employees from a related party.  Please clarify how you account for such services in your financial statements, including how you have considered the guidance in SAB Topic 1.B.1.  In this regard, we note your disclosure here that you provide administrative services to related parties, but we do not see where you have discussed the administrative services provided to you from related parties.  Please revise your disclosures in future filings accordingly.

Using the guidance in SAB Topic 1.B.1, we will analyze in more detail the costs of services provided by employees between related parties to ensure that the expenses clearly applicable to a parent or subsidiary are reflected in their respective income statements.  We will revise our disclosures in future filings accordingly.

Item 15. Exhibits, page 26

4.
We note from your amended Form 8-K filed on February 26, 2010 that you have entered into a distribution agreement with Pharma Technology International, a joint venture that is 50% owned by BioPharma Management Technologies, which you acquired in September 2009.  Please tell us why you have not filed that distribution agreement pursuant to Item 601(b)(10) of Regulation S-K.

The distribution agreement was omitted in error from the Form 8-K and the agreement will be filed as an exhibit to the March 31, 2010 Form 10-Q.

Form 10-Q for the quarter ended September 30, 2009

Note 5 – Investment Acquisitions, page 9

5.
We note your response to prior comment 23.  You state that the acquisition provided you access to the exclusive right to market, distribute and sell CellerateRX in the Middle East and Northern Africa.  You further state that the items noted represent inputs and processes which result in outputs.  Please explain to us in greater detail how the items discussed, including specifically the license to sell CellerateRX, constitutes inputs and processes that result in outputs.  Specifically, address the following:

•
Describe the processes you acquired in connection with the CellerateRX license.  In this regard, clarify if BioPharma was marketing, distributing and selling the CellerateRX product in the referenced territories prior to the transaction.

Existing relationships from the marketing contacts established between A & Z Pharmaceutical (“A & Z”) and distributors in the referenced territories provide “inputs” which have the ability to produce “outputs” or potential product sales. In addition, the sales workforce within A & Z is a process when applied with the “input” from the contacts in the marketplace can produce “outputs.” BioPharma was not marketing, selling or distributing CellerateRX prior to the transaction. The joint venture was formed just prior to the acquisition.

•
Explain to us how a $1.25 million line of credit represents inputs and processes that result in outputs.  Further, confirm that the line of credit remained available to BioPharma following your acquisition of BioPharma.

Access to the line of credit provides the capital needed to buy more products in order to have product inventory available as orders are received from Pharma Tech.  The line of credit remains available to BioPharma following the acquisition and the line has been accessed during the fourth quarter of 2009 and the first quarter of 2010.

•
Discuss the status of the formula for a confidential medical device product.  For example, explain if the formula was completed at the time of acquisition and whether BioPharma had undergone any attempts to secure patents or other protection to the product.  Explain the specific processes obtained in the acquisition relating to this product.

The formula for the medical device product was completed at the time of acquisition; however, that would be the only completed portion of the process of taking a formula for a product from an idea to a product that can be sold to the public.  See answer to #9 for additional information on the status of the formula.

•	Reconcile your statement that these items represent processes with your separate disclosure that the joint venture has had no operations to date.

Processes were identified within the joint venture, as explained above, which have “the ability to create outputs.”  Operations began in the first quarter of 2010 and the first order for sales of the CellerateRX product to the Middle East was received in February 2010 from Pharma Tech with additional orders expected in the second quarter.

6.
Please refer to prior comment 24.  We note from your response that the fair value assigned to this transaction was determined based on the fair value of the equity interests you issued.  Please tell us and revise future filings to clearly disclose your methodology and all significant assumptions you used in determining the fair value of the equity interests issued.

According to the guidance in paragraph 805-30-30-7 of the FASB Accounting Standards Codification, management and the Board of Directors considered a number of factors in determining the estimated fair value for the equity issued for the acquisition of BioPharma.  A $.93 per share value for the 4,500,000 shares issued in the transaction was used based on the following: (a) the stock issued was restricted (b) impact on the share price of trading such a large quantity of shares (c) the date of the transaction was two weeks apart from the acquisition of the Resorbable patent where a $.93 price was also determined to be appropriate. The analysis of these factors on the share price suggested 35% of the share price at date of acquisition or $ $4,187,515 to be a reasonable value for the shares issued.

In addition, the net present value of projected cash flows from the sale of the product over a 10 year period amounted to $4.3 million, which further supported this value.  The projection amount was the average of a low, medium and high increase in sales assumption which used an adjusted gross margin for costs associated with selling the product in a new market.

7.
Further to the above, we also note your discussion in response to the fourth bullet of prior comment 24 whereby you state that you obtained a second estimated fair value of the asset based on projections of sales increase amounts.  Tell us the value that resulted from this approach.

The value that resulted from this approach was $4.3 million.

8.
We note from your response that “Intangible Assets – Marketing Contracts was used to describe the joint venture investment.”  Clarify for us how you are accounting for the joint venture in your financial statements and your basis for that accounting.  For example, discuss how you considered the guidance in Topic 810-10 of the FASB Accounting Standards Codification, Topic 323 of the FASB Accounting Standards Codification or other applicable guidance.

The acquisition was accounted for as a business combination and the 100% owned subsidiary operations have been consolidated with the operations of the parent company at September 30, 2009 and December 31, 2009.  The underlying subsidiary financial ownership interest in the joint venture will be accounted for by recognizing 50% of the operations of the joint venture; however, the joint venture had no operations to report until the first quarter of 2010.  As of March 31, we will consolidate the operations of the subsidiary (including the 50% operations of the joint venture) into the parent company consolidated financial statements and add a footnote explaining the accounting treatment deemed appropriate according to Topic 810-10 of the FASB Accounting Standards Codification.  “Intangible Assets – Marketing Contracts” was labeled incorrectly and will be changed to “Intangible Assets -- Marketing Contacts.”

9.
We note that you have not made any allocation for proprietary technologies held by BioPharma at the time of the acquisition.  We further note your statements in your responses to prior comments 23 and 24 regarding a formula for a new medical device.  Please clarify for us who holds the rights to the formula that you mention – BioPharma or Pharma Tech.  To the extent such formula is held by BioPharma, we continue to request that you explain why you have not allocated any value to this asset.  Explain how your accounting complies with paragraphs 805-20-25-1 and 805-20-25-10 of the FASB Accounting Standard Codification, which requires you to separately recognize identifiable intangible assets acquired in a business combination.

BioPharma has a formula, which uses the CellerateRX product, for a new medical device to be used to treat Shingles.  The formula is only in the idea stage at this time and, although management has discussed the cost of using the CellerateRX product with the patent holder, negotiations have not yet been formalized.  Once the Company determines that cost and determines how (and if) the formula can be developed cost effectively into a product, then we will have a formula that could move to the FDA approval stage.  Based on the early stages of this idea on all fronts, management determined that the conservative approach would be to not assign a specific value to the formula at this time.

10.
Further to the above, we note your response to prior comment 24 that the customer relationships in the Middle East represent a significant intangible asset to you but that you did not recognize as an asset on the BioPharma balance sheet.  Notwithstanding the comments above, please explain how this treatment is consistent with paragraphs 805-20-25-1, 805-20-25-10 and 805-20-55-20 through 28 of the FASB Accounting Standards Codification.

Our previous answer was confusing and may have been misleading.  Perhaps the following correction to our previous answer clarifies the message we were trying to convey:

In accordance with the guidance in section 805-20-25-1 of the FASB Accounting Standards Codification, the acquirer of an entity shall recognize separately from goodwill, the identifiable assets acquired and liabilities assumed.  Access to the customer relationships in the Middle East were not recognized as an asset on the BioPharma balance sheet prior to acquisition and, therefore, there was no asset recorded on the BioPharma balance sheet subsequent to acquisition.

11.
Please refer to prior comment 27.  We note that the fair value of the Resorbable Orthopedic Products transaction was based on the estimated fair value of the restricted common stock you issued.  Please tell us and revise future filings to clearly disclose your valuation methodology and all significant assumptions you used in determining the fair value of restricted common stock you issued.  In this regard, please also tell us the value you calculated for the patent based on the net present values of the projected cash flows of the sale of the product related to the patent.

The 500,000 shares of WMT stock issued for the Resorbable patent was valued at a share price of $.93 plus the attorney expense liability assumed by the Company as part of the acquisition.  Management and the Board of Directors considered a number of factors in determining the estimated fair value for the intangible patent including (a) the stock issued was restricted (b) large volume trading impact on share price (c) the date of the transaction was two weeks following the BioPharma acquisition where a $.93 price was determined to be appropriate. The analysis of these factors on the share price suggested 35% of the share price at date of acquisition or $465,000 to be a reasonable value for the shares issued.

In addition, the net present value of projected cash flows from the sale of the product related to the patent, which amounted to $671,000, further supported this value.  This amount was determined using the average of a low, medium and high sales projection calculation and then averaging the three different amounts obtained.  With the Resorbable product being new to the market, a lower value would be the more conservative amount to use considering the unknowns involved with introducing a new product in the marketplace.

We have attempted to respond to your inquiries with adequate information and sufficient detail needed to support our answers when necessary.  If we have not provided enough information on a particular issue or if you have additional comments after reviewing our responses, please let us know and we will furnish any additional information needed.  Our contact information is listed at the beginning of this letter.

Furthermore, in connection with responding to your comments, we acknowledge and understand the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott A. Haire
Scott A. Haire
Chief Executive Officer